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                                          EXHIBIT 20.1

March 17, 1997                                        FOR IMMEDIATE RELEASE


HARMAN INTERNATIONAL ANNOUNCES OUTLOOK
FOR THIRD AND FOURTH FISCAL QUARTERS
ANNOUNCES 3-D AUDIO AGREEMENTS WITH MICROSOFT
AND MEDIANIX


Washington, DC - Harman International today estimated that sales for its third fiscal quarter ending March 31, 1997, would be approximately
5% higher than sales of $339.3 million reported in the same quarter a year ago but approximately $40 million lower than previously expected.
 Currency changes account for approximately $20 million of the total variance. Delays in the receipt of letters of credit for several professional audio contracts with emerging nations will postpone shipments of $10 million and soft consumer sales worldwide will reduce sales by another $10 million. As a result, after-tax earnings (based on a 30% tax rate) are expected to be approximately $10 million, a 30% decrease from the third quarter a year ago. Earnings per share are expected to be approximately $0.50 to $0.55 compared to $0.86 last year.

The Company stated that it expects strong results in its fourth fiscal quarter (which ends June 30) and in fiscal 1998 as a result of new product introductions in its Consumer, Professional and OEM businesses and expected release of the contracts for its professional audio business.

The Company announced that it has signed agreements to sell an interactive version of its proprietary VMAx 3-D audio technology to Microsoft for inclusion in Windows. Although this transaction will not have material impact on revenues in the short term, the Company is confident that it will have very positive effect throughout the PC and consumer electronics industries over time. A new agreement has been reached with Medianix Semiconductor, Inc., a major chipmaker, for inclusion of VMAx on its multimedia chip to be sold to consumer electronics and computer companies.

In approximately three weeks, the Company expects to announce completion of a significant new agreement with a major automotive maker for sale of JBL branded sound systems beginning in fiscal 1999.

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March 17, 1997
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Harman International Industries, Incorporated is a leader in the design, manufacture and marketing of high-quality, high-fidelity audio products targeted primarily at the consumer, professional and OEM markets. The Company's stock is traded on the New York Stock Exchange under the symbol: HAR.

Note: Except for historical information contained herein, the matters discussed are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including but not limited to the effect of economic conditions, product demand, competitive products and other risks detailed in the Company's Securities and Exchange Commission filings.






















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